Pursuant to Rule 433

Registration No. 333-213160

November 1, 2018

GATX Corporation

PRICING TERM SHEET

November 1, 2018

Issuer:	GATX Corporation

Pricing Date:	November 1, 2018

Expected Settlement Date:	November 5, 2018 (T+2)

Expected Ratings*:	Baa2 (stable)/BBB (stable) (Moody’s/S&P)

Security:	4.350% Senior Notes due 2024

Size:	$300,000,000

Maturity Date:	February 15, 2024

Coupon:	4.350%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2019

Benchmark Treasury:	UST 2.875% due October 31, 2023

Benchmark Treasury Price and Yield:	99-18 3/4; 2.965%

Spread to Benchmark Treasury:	+140 basis points

Yield to Maturity:	4.365%

Price to Investors:	99.936%

Redemption:	At any time prior to January 15, 2024, at a make-whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 25 basis points; and on or after January 15, 2024, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date

CUSIP/ISIN:	361448 BD4 / US361448BD42

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Managers:	Mizuho Securities USA LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Loop Capital Markets LLC MUFG Securities Americas Inc. The Williams Capital Group, L.P.

*Note: A securities ratings is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.